Filed by Time Warner Inc.
                             Pursuant to Rule 425 under the
                             Securities Act of 1933
                             Subject Company:  AOL Time Warner Inc.
                             Commission File Number: 333-30184


        The following communication includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner Inc./America Online, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by Time Warner, AOL Time Warner Inc. and America Online with the Securities and Exchange Commission, including Time Warner's most recent Annual Report on Form 10-K. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

        Set forth below is the text of a letter to stockholders from Gerald M. Levin, Chairman of the Board and Chief Executive Officer of Time Warner Inc., that is included in Time Warner's 1999 Annual Report to Stockholders.





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                                       TIME WARNER 2000

                        The strength of Time Warner's information and
                entertainment brands continued to be reflected in its overall operating performance, resulting in another record
                 year in 1999. Now, as Time Warner and America Online become one company, we will have unique opportunities
                   to build on that strength and expand consumers' choices--
                               online and off--in exciting ways.

Dear Shareholders:

As the 2000 cover date indicates, this is a forward-looking document. Time Warner's 1999 financials, which can be found in an accompanying report, testify to the continued strength of our operating performance, with normalized growth of 15 percent. As pleased as we are by this result, the focus of our company is on the future--on both continuing to invest in our businesses and realizing the unprecedented possibilities for accelerated growth that the planned merger with AOL will give us.

        The agreement that AOL Chairman Steve Case and I reached is transforming in every sense. At the same time that Time Warner instantly gains the Internet expertise to take its brands into the networked future, AOL joins the most creative, content-rich media and entertainment company on the planet. Together, AOL and Time Warner will have the skill, resources and vision to enrich the consumer's experience of interactive services and communications through multimedia platforms, and to evolve business models adapted to a radically altered terrain.

        The logic behind a Time Warner-AOL merger is self-evident. Rooted in some of the world's most successful subscription-based businesses, our operations are strongly complementary. AOL and its CompuServe subsidiary reach 23 million subscribers, by far the largest such community in cyberspace. Time Inc., the most admired, trusted and profitable publishing enterprise, has a worldwide base of 39 million magazine buyers (and a total readership more than five times that). Home Box Office's status as the leader in original award-winning television programming is underlined by its 35.7 million subscriptions. Time Warner Cable's strategically clustered systems, the nation's most technologically advanced, pass 20.6 million homes and serve 12.6 million subscribers. Road Runner, our high-speed Internet joint venture, is adding subscribers at a rate of more than 10,000 per week.

        Beyond this core of over 100 million subscribers are the millions more who use services like AOL Instant Messenger and ICQ and are entertained by feature films from Warner Bros. and New Line, recorded music from Warner Music Group (and soon from our joint venture Warner EMI Music), and programming from TBS and TNT. The global standard bearer for independence and excellence in electronic journalism, CNN alone reaches one billion of the earth's people.

        In essence, both Time Warner and AOL have created much of the communications landscape as it now exists. From Time's invention of the newsmagazine to CNN's creation of the 24-hour cable news network to Warner Home Video's pivotal part in the introduction of the DVD to AOL's development of online communities and instant messaging, we are each a company of pioneers and precedent setters.




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        The inventive genius that resides in our separate  companies has allowed each to produce brands whose consistent quality and value have forged priceless bonds of trust with audiences, advertisers and marketers. The array of world-renowned brands that will be gathered in AOL Time Warner encompasses new digital destinations and vibrant franchises with solid customer relationships.

        The breadth of these brands and their appeal to practically every demographic group--a lineup that includes Time, AOL, CNN, HBO, The WB, Netscape, People, Sports Illustrated, Digital City, Cinemax, AOL Moviefone, Cartoon Network, Spinner, AOL.COM, Entertainment Weekly, Winamp, Looney Tunes-- will give us an unrivaled portfolio.

        Like the reach of our audience base, the advertising platforms and direct-marketing reach of Time Warner are impressive. More than any other company, our diversity of brands offers advertisers the different audiences they seek: the broad audiences provided by our basic cable networks and mass-circulation magazines; the targeted demographics of ethnic and age-specific segments captured by our specialized publications and programming; and the individual customer reached through digital media.

        The substantial presence Time Warner has built in the robust categories of print and cable-network advertising and the major advertising gains we are making with local cable, barter syndication and The WB will be joined with AOL's booming Internet advertising business. Our ability to capitalize on this cross-media advertising reach and to deliver mass messages as well as pinpoint the demographics that marketers most desire will heighten the across-the-board momentum of AOL Time Warner's advertising and e-commerce growth.

        As the competitive arena of the Web continues to explode, what will count most in marketing interactive brands that sustain consumer interest are two equally important assets. First, in addition to plentiful reserves of content, is the skill to develop, design and deliver new ideas, stories, music, and lifestyle information, constantly refreshing what's available. No company has a stronger creative and journalistic infrastructure, with deeper reserves or greater skill in replenishing them, than Time Warner.

        Second is the know-how to make technology that propels rather than impedes the growth of online communities, affording an interactive experience readily accessible, easy to use and replete with engaging features for chat, e-mail and e-commerce.

        Time Warner's content businesses have never been better positioned than they are today. In publishing, for example, we intend to launch five magazines in 2000 alone, including Real Simple, our latest edition to our women's category. In music, our agreement to combine Warner Music Group and EMI gives us an incomparable roster of talent and blend of genres. No matter the venue--retail, direct marketing, e-commerce or digital downloading--AOL Time Warner will have both the quality content and the cross-promotional prowess to keep demand on a strong upward trajectory.

        The Internet is rapidly shedding the confines of narrowband and the migration to broadband continues to grow. Short term, thanks to the rebuild of our cable systems, which will be completed for existing systems this year, Time Warner has been able to expand digital capacity and provide high-speed access to the Internet. Going forward, whether providing e-mail, digital television or information and entertainment on demand, through whatever medium--cable, DSL, DBS or wireless--AOL Time Warner can dramatically enrich consumers' broadband selections. The best of all possible interactive worlds is one in which consumers have the greatest number of choices and the market, not the government, decides the winners. AOL Time Warner will be committed to this result.

        Although our merger may have come as a surprise to many, the intensity and velocity of the digital revolution moving across every area of the global economy made our strategic combination a clear imperative. What we expect to achieve with AOL Time Warner is what neither company could have achieved on its own: a media savvy, Internet-intelligent, customer-focused company with multiple revenue streams from branded subscriptions, advertising and commerce, and content.

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        Building on a solid  investment-grade  balance sheet,  substantial  cash flow and financial capacity, we are confident that the symmetry and synergy of our operations will deliver on the promise of the Internet and produce a sustained acceleration of our growth.

        As central as these considerations are, the rationale for our merger goes beyond a shared business strategy or a vision of where our networked world is headed. We are both companies driven and defined by the energetic, inventive, talented people who work at every level, in every operation. It is these women and men whose openness to change and passion for innovation have given us the capacity to shape the future. We're particularly indebted to Beverly Sills Greenough and Merv Adelson, who are retiring from our board this year.

        We are also companies that put a high value on social commitment. Throughout its history, Time Warner has had a distinguished tradition of public service initiatives and educational programs. Time to Read, for example, continues to be the country's largest, most effective corporate-sponsored literacy program. AOL has been a model of responsible corporate citizenship on the Internet. As the premier media company of the 21st century, AOL Time Warner intends to play a significant role in helping bridge the "digital divide" that perpetuates age-old inequalities which undermine our society's future.

        The fact that our merger will be the first of real consequence in the 21st century is coincidental. But the goal we've set for ourselves--to be the formative leader in ensuring that the central medium of our age is a tool for expanding people's freedom, empowering their minds and enhancing their enjoyment--is unequivocal.

        Along with the whole AOL Time Warner team, I'm eager to get started on building the most successful and respected company in the world.


Gerald M. Levin
Chairman and Chief Executive Officer


                      ***********************************

        AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint
proxy  statement/   prospectus   regarding  the  proposed  business  combination
transaction referenced in the foregoing information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and

America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner Inc. and Time Warner (as well as America Online) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Time Warner with the Commission may also be obtained for free from Time Warner by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention:
Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.


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